UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

EVANS & SUTHERLAND COMPUTER CORPORATION
(Name of Subject Company (Issuer))

ELEVATE ACQUISITION CORPORATION
(Offeror)
a subsidiary of
ELEVATE ENTERTAINMENT INC.
(Parent of Offeror)
a subsidiary of
MIRASOL CAPITAL, LLC
(Parent of Offeror)
solely managed by
STEPHEN T. WINN
(Sole Manager of Mirasol Capital, LLC)
(Names of Filing Persons)

Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)

299096107
(CUSIP Number of Class of Securities)

Shaun Miller
Corporate Secretary
Elevate Entertainment Inc.
4143 Maple Avenue, Suite 400
Dallas, Texas 75219
Telephone: (214) 301-4250
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

James R. Griffin
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
Telephone: (214) 746-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,468,642.44	$1,878.03

*      Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.20 per share, of Evans & Sutherland Computer Corporation (the “Company”), at a purchase price of $1.19 per share, net to the seller in cash, without interest thereon and subject to any applicable tax withholding. Such shares consist of: (i) 11,482,516 shares of common stock of the Company that were issued and outstanding as of February 9, 2020; and (ii) 561,500 shares common stock of the Company potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of February 9, 2020. The foregoing figures have been provided by the issuer to the offeror and are as of February 9, 2020, the most recent practicable date.

**    The filing fee was calculated in accordance with Rule-011 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒    Check box if any part of the fee is offset as provided by Rule-011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,878.03	Filing Party: Elevate Acquisition Corporation and Elevate Entertainment Inc.
Form or Registration No.: Schedule TO	Date Filed: February 27, 2020

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐             Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐             Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on February 27, 2020 by Elevate Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of Elevate Entertainment Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.20 per share (the “Shares”), of Evans & Sutherland Computer Corporation, a Utah corporation (the “Company”), at a purchase price of $1.19 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

Amending and supplementing the description of the bidders on the Cover Page of the Schedule TO and the Offer to Purchase to add at the end of such list:

“a subsidiary of
MIRASOL CAPITAL, LLC
(Parent of Offeror)
solely managed by
STEPHEN T. WINN
(Sole Manager of Mirasol Capital, LLC)”

Amending and supplementing the description of the bidders on the Cover Page of Exhibit (a)(1)(B), the “Letter of Transmittal”, Exhibit (a)(1)(C), the “Notice of Guaranteed Delivery”, Exhibit (a)(1)(D), the “Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees”, and Exhibit (a)(1)(E), the “Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees”, to add at the end of such list:

“a subsidiary of
MIRASOL CAPITAL, LLC
solely managed by
STEPHEN T. WINN”

The first paragraph of the Schedule TO is hereby deleted and replaced in its entirety with the following:

“This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Stephen T. Winn, an individual, Mirasol Capital, LLC, a Delaware limited liability company (“Mirasol Capital”), Elevate Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of Elevate Entertainment Inc., a Delaware corporation (“Parent”). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.20 per share (the “Shares”), of Evans & Sutherland Computer Corporation, a Utah corporation (the “Company”), at a purchase price of $1.19 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.”

The first paragraph in Item 3 of the Schedule TO is hereby deleted and replaced in its entirety with the following:

“(a) - (c) This Schedule TO is filed by Mr. Winn, Mirasol Capital, Parent and Purchaser. The information set forth in Section 8 (entitled “Certain Information Concerning Mr. Winn, Mirasol Capital, Parent and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.”

The third bullet of the first paragraph in Item 5 of the Schedule TO is hereby deleted and replaced in its entirety with the following:

“Section 8—“Certain Information Concerning Mr. Winn, Mirasol Capital, Parent and Purchaser”

The second bullet of the first paragraph in Item 8 of the Schedule TO is hereby deleted and replaced in its entirety with the following:

“Section 8—“Certain Information Concerning Mr. Winn, Mirasol Capital, Parent and Purchaser”

The first bullet of the second paragraph in Item 8 of the Schedule TO is hereby deleted and replaced in its entirety with the following:

“Section 8—“Certain Information Concerning Mr. Winn, Mirasol Capital, Parent and Purchaser”

The first bullet of the first paragraph in Item 11 of the Schedule TO is hereby deleted and replaced in its entirety with the following:

“Section 8—“Certain Information Concerning Mr. Winn, Mirasol Capital, Parent and Purchaser”

The first paragraph of the Cover Page of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

“Elevate Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of Elevate Entertainment Inc., a Delaware corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.20 per share (the “Shares”), of Evans & Sutherland Computer Corporation, a Utah corporation (the “Company”), at a purchase price of $1.19 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). Parent and Purchaser are each indirect subsidiaries of Mirasol Capital, LLC, a Delaware limited liability company (“Mirasol Capital”), the sole director of which is Stephen T. Winn.”

The eighth entry in the Table of Contents of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

“Certain Information Concerning Mr. Winn, Mirasol Capital, Parent and Purchaser”

The first paragraph of the Summary Term Sheet is hereby deleted and replaced in its entirety with the following:

“The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning the Company contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to Mr. Winn, Mirasol Capital, Parent and Purchaser by the Company or has been taken from, or is based upon, publicly available documents or records of the Company on file with the SEC or other public sources at the time of the Offer. Mr. Winn, Mirasol Capital, Parent and Purchaser have not independently verified the accuracy and completeness of such information.”

The third paragraph of the Section entitled “Who is offering to buy my securities?” of the Summary Term Sheet is hereby deleted and replaced in its entirety with the following:

“See Section 8—“Certain Information Concerning Mr. Winn, Mirasol Capital, Parent and Purchaser”

The first paragraph in Section 7 — “Certain Information Concerning the Company” on page 12 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

“The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. None of Mr. Winn, Mirasol Capital, Parent or Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information are untrue. However, none of Mr. Winn, Mirasol Capital, Parent or Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such filings, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Mr. Winn, Mirasol Capital, Parent or Purchaser.”

Section 8 — “Certain Information Concerning Mr. Winn, Mirasol Capital, Parent and Purchaser” on pages 12-13 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

“8.  Certain Information Concerning Mr. Winn, Mirasol Capital, Parent and Purchaser.

Stephen T. Winn is the sole director of Mirasol Capital, the private equity and venture arm of the Winn Family Office. Mr. Winn is the Founder, CEO and Chairman of RealPage, Inc., a publicly traded company that improves the operational and transactional performance of multifamily real estate assets through software and data analytics. Mr. Winn is a citizen of the United States. The business address and business telephone number of Mr. Winn are as set forth below:

4143 Maple Avenue, Suite 400

Dallas, Texas 75219

(214) 301-4250

Mirasol Capital is a Delaware limited liability company and parent of Purchaser and Parent. Mirasol Capital is the private equity and venture arm of the Winn Family Office with a primary focus on real estate and technology-related investments. Mirasol Capital invests patient capital with partners to help them realize a greater potential and generate attractive risk-adjusted returns across cycles and over the long term. Mr. Winn is the sole director of Mirasol Capital. The business address and business telephone number of Mirasol Capital are as set forth below:

Mirasol Capital, LLC

4143 Maple Avenue, Suite 400

Dallas, Texas 75219

(214) 301-4250

Parent is a Delaware corporation and subsidiary of Mirasol Capital. Parent is a holding company that owns the shares of Purchaser. The business address and business telephone number of Parent are as set forth below:

Elevate Entertainment Inc.

4143 Maple Avenue, Suite 400

Dallas, Texas 75219

(214) 301-4250

Purchaser is a Delaware corporation and a subsidiary of Parent and Mirasol Capital, and was formed solely for the purpose of facilitating Parent’s acquisition of the Company. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Purchaser will merge with and into the Company and will cease to exist, with the Company surviving the Merger. The business address and business telephone number of Purchaser are as set forth below:

Elevate Acquisition Corporation

4143 Maple Avenue, Suite 400

Dallas, Texas 75219

(214) 301-4250

The name, business address, citizenship, current principal occupation or employment, five-year material employment history and citizenship of each manager, director and executive officer, as applicable, of Mirasol Capital, Parent and Purchaser and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of Mr. Winn, Mirasol Capital, Parent or Purchaser, or, to the best knowledge of Mr. Winn, Mirasol Capital, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, during the past five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As a result of the Tender and Support Agreements (as defined below in Section 11—“The Merger Agreement; Other Agreements—Tender and Support Agreements”), Mr. Winn, Mirasol Capital, Parent and Purchaser may each be deemed to be the beneficial owner of an aggregate of 7,017,362 Shares as of February 9, 2020 (including Shares that may be issued under Company Options that are exercisable for, or may become vested and settled in, Shares within 60 days of February 9, 2020) (or approximately 55.5% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Shareholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of February 9, 2020).

Except pursuant to the Tender and Support Agreements or as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Mr. Winn, Mirasol Capital, Parent or Purchaser and, to the knowledge of Mr. Winn, Mirasol Capital, Parent and Purchaser, none of the persons listed in Schedule I hereto beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Mr. Winn, Mirasol Capital, Parent or Purchaser and to the knowledge of Mr. Winn, Mirasol Capital, Parent and Purchaser, none of the persons referred to in clause “(i)” above has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Mr. Winn, Mirasol Capital, Parent or Purchaser and, to the knowledge of Mr. Winn, Mirasol Capital, Parent and Purchaser, none of the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions among Mr. Winn, Mirasol Capital, Parent or Purchaser or, to the knowledge of Mr. Winn, Mirasol Capital, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions among Mr. Winn, Mirasol Capital, Parent or Purchaser or, to the knowledge of Mr. Winn, Mirasol Capital, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

From June 18, 2019 to July 11, 2019, an affiliate of Mr. Winn, Seren Capital, Ltd., a Texas limited partnership (“Seren”), purchased an aggregate of 200,000 Shares. Seren currently holds all of the aforementioned Shares.”

The second paragraph in Section 9 — “Source and Amount of Funds” on page 14 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

“Mr. Winn, through Mirasol Capital and Parent, will provide Purchaser with sufficient funds to purchase all Shares validly tendered in the Offer and, upon the terms and subject to the conditions set forth in the Merger Agreement, to complete the Merger following the consummation of the Offer. Mirasol Capital and Parent expect to obtain the necessary funds from cash on hand. The Offer is not subject to any financing condition, and none of Mr. Winn, Mirasol Capital, Parent or Purchaser anticipate the need to obtain any financing for the Offer or the Merger.”

The first paragraph in the subsection entitled “Principal Terms of the Merger” in Section 11 — “The Merger Agreement; Other Agreements” on page 21 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

“The Merger Agreement provides that the closing of the Merger will take place on a date to be specified by the Company, Parent and Purchaser, which will be no later than the second business day after the satisfaction or waiver of each of the conditions to the Merger (including the condition that Purchaser will have accepted for payment and paid for Shares validly tendered (and not withdrawn) pursuant to the Offer) or at such other date and time as the Company, Parent and Purchaser agree in writing.”

The second paragraph in the subsection entitled “Plans for the Company” in Section 12 — “Purpose of the Offer; Shareholder Approval; Plans for the Company” on page 43 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

“Except as set forth in this Offer to Purchase and the Merger Agreement, none of Mr. Winn, Mirasol Capital, Parent or Purchaser have any present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend policy or (iv) any other material change in the Company’s corporate structure or business.

The fifth bullet in Section 15 — “Conditions of the Offer” on page 45 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

“the Company will have complied with or performed in all material respects each covenant or agreement that it is required to comply with or to perform at or prior to the Expiration Date;”

The third paragraph in Section 19 — “Miscellaneous” on page 49 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

“Mr. Winn, Mirasol Capital, Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7—“Certain Information Concerning the Company” above.”

The heading of Schedule I on page I-1 to the Offer to Purchase is hereby deleted and replaced in its entirety with the following:

“MANAGERS, DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER, PARENT AND MIRASOL CAPITAL”

In Exhibit (a)(1)(E), the “Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees”, the sixth paragraph, which begins with “The Offer is not subject to a financing condition”, is hereby deleted and restated in its entirety with the following:

“6. The Offer is not subject to a financing condition and none of Stephen T. Winn, Mirasol Capital, LLC, Parent or Purchaser anticipate the need to obtain financing. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), including, among others, the Minimum Condition (as defined in the Offer to Purchase).”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2020

Stephen T. Winn

/s/ Stephen T. Winn

Mirasol Capital, LLC

By:	/s/ Jeb Terry Jr.
Name:	Jeb Terry Jr.
Title:	Managing Director

Elevate Entertainment Inc.

By:	/s/ Jeb Terry Jr.
Name:	Jeb Terry Jr.
Title:	President and Chief Executive Officer

Elevate Acquisition Corporation

By:	/s/ Jeb Terry Jr.
Name:	Jeb Terry Jr.
Title:	President and Chief Executive Officer